

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 24, 2017

Tristan Kuo
Chief Financial Officer
Aerkomm Inc.
923 Incline Way #39,
Incline Village, Nevada 89451

Re: **Aerkomm, Inc.**
Registration Statement on Form S-1
Filed June 27, 2017
File No. 333-218995

Dear Mr. Kuo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please describe which subsidiaries are responsible for which part of developing your core business. You should explain your holding company status in this discussion.

2. Please revise to clarify whenever entities discussed are related parties. We note, for example, that Klingon Aerospace is listed as a related party in note 10 to the financial statements.

Risk Factors

Risks Related to Our Business, page 7

3.   Prominently disclose that your core business is in the development stage.

4.   Prominently disclose your supplier's failure to deliver a key component of the IFEC system and that you cannot be sure when you will be able to obtain the IFEC equipment to implement your business plan.

We face limitations on our ability to grow our operations, page 13

5.   Please revise to clarify your references to your "current state of growth" in light of the fact that you have not yet begun operations.

We may not be successful in our efforts to develop. . . , page 14

6.   We note your references to "new products and services that are currently in development." Please revise to discuss these products and services in your Business discussion and clarify at what stage they are currently.

Our promoter, Daniel Shih, would be considered a "bad actor" . . . , page 18

7.   Please revise to disclose specifically the nature and extent of Daniel Shih's involvement with the company as a promoter.

8.   Please clarify the meaning of the phrase "irregular trading of shares." Disclose Daniel Shih's relationships, if any, to Kitai Construction and Development. In addition, disclose the reason for the second trial being requested and the charges filed against Daniel Shih in that trial.

Management's Discussion and Analysis

Overview, page 28

9.   Please revise to clarify that total sales for 2015 were non-recurring sales of equipment to related parties.

Business, page 37

10.   You state on page 10 that you plan to launch your services in Asia. Please clarify in which countries you intend to offer your services, and your expected timing with respect to expanding beyond those initial countries.

        You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Louis A. Bevilacqua, Esq.